EXHIBIT 2

                                      PRESS RELEASE ISSUED OCTOBER 26, 2005

          K CAPITAL SENDS LETTER TO OFFICEMAX BOARD OF DIRECTORS

Boston, MA - October 26, 2005 - K Capital Offshore Master Fund (U.S. Dollar), L.P. and Special K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, "K Capital"), who together with their affiliates are the largest shareholder of OfficeMax Incorporated (NYSE: OMX), today sent the following letter to the Board of Directors of OfficeMax. K Capital and its affiliates hold approximately 6,050,000 shares of OfficeMax common stock, or approximately 8.6% of the Company's outstanding shares.

     Board of Directors
     OfficeMax Incorporated
     150 Pierce Road
     Itasca, IL 60143

     October 26, 2005

     To the Members of the Board:

     As the largest shareholder of OfficeMax, we are writing to express our disappointment in your decision on Friday, October 21, 2005, to extend Sam Duncan's term as a board member until 2007. Mr. Duncan has never been elected to the board by shareholders and, given his position of Chairman, we believe that shareholders should have the opportunity to vote on his appointment to the board at the earliest possible date.

     In our view, Friday's decision is further evidence of the board's continuing disregard for the views of OfficeMax shareholders. As a board, you have inexplicably rejected numerous shareholder mandates over the years, including:

     o Overwhelming shareholder support to declassify the board so that all directors face election each year. Shareholder resolutions on this topic were put forward in 2000, 2001, 2002, and 2005. Each passed by a wide margin--in 2002 and 2005 the motions carried 79.4% and 78.5% of votes cast, respectively. Still, you have taken no action to declassify the board.
     o In 2002, a shareholder resolution calling for the company's poison pill to be subject to shareholder approval carried 71.5% of votes cast. Again, the board ignored this shareholder mandate.
     o In the past, shareholders have publicly called for a separation of the roles of CEO and Chairman. Earlier this year we privately raised this issue at a time when such a change would have been quite convenient, but received no response. Once again, you rejected this message from your shareholders.

     We recognize that Claire Farley's departure from the board required some adjustment to ensure that each class of directors was similar in size. Even so, there were several more appropriate alternatives that could have been undertaken rather than prolonging the term of a chairman who has never stood for election. Among the options, one of the two elected directors whose terms expire in 2006 could have been extended to 2007.

     Given your poor record of responding to shareholder concerns, we were not particularly surprised by your effort to further insulate Mr. Duncan from a near-term shareholder vote. Shareholders deserve an immediate explanation as to how your actions can be construed to serve their interest.

     Brian Steck


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ABOUT K CAPITAL PARTNERS, LLC

K Capital Partners, LLC is a Boston, Massachusetts-based company that serves as general partner or manager of private investment funds.

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CONTACTS:

MEDIA:
Matthew Sherman / Joele Frank
Joele Frank, Wilkinson Brimmer Katcher
212.355.4449





In connection with OfficeMax, Inc.'s ("OfficeMax") upcoming 2006 Annual Meeting, K Capital Partners, LLC and certain related parties ("K Capital") may file a proxy statement with the Securities and Exchange Commission (the "SEC") to solicit stockholders of OfficeMax with respect to the election of directors and/or one or more stockholder proposals. HOWEVER, IT SHOULD BE EMPHASIZED THAT K CAPITAL HAS NOT MADE ANY DECISION AT THIS TIME WHETHER TO SOLICIT PROXIES FOR THE ELECTION OF DIRECTORS OR FOR THE ADOPTION OF ONE OR MORE STOCKHOLDER PROPOSALS.

OFFICEMAX STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN AND IF IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

Stockholders may obtain a free copy of the proxy statement and other material (when and if available) and any other documents that may be filed by K Capital in connection with the 2006 Annual Meeting for free at the Internet website maintained by the SEC at www.sec.gov. In addition, if the proxy statement is filed, K Capital will make additional copies of the proxy statement and any amendments to the proxy statement available for free to the stockholders of OfficeMax. Please direct your request for the proxy statement to K Capital Partners LLC, 75 Park Plaza, Boston, MA 02116,
Attention: Loren Acker, tel.: (617) 646-7700.

In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended, the persons who may be deemed participants in any proxy solicitation in connection with OfficeMax's 2006 Annual Meeting of stockholders that K Capital may engage in are as follows: K Capital Offshore Master Fund (U.S. Dollar), L.P., Special K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Partners, LLC, Harwich Capital Partners, LLC, and Abner Kurtin. Information regarding these participants is contained in the Schedule 14A filed by K Capital with the SEC on October 26, 2005.